EXHIBIT 99.10

CONSENT OF EXPERT

March 28, 2013

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Scott Cowie, do hereby consent to the filing of the written disclosure regarding the technical report entitled the “Technical Report on the Efemcukuru Project” dated September 17, 2007, and effective August 1, 2007, and of extracts from or a summary of  the technical report and other information pertaining to this project, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2012 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Scott Cowie
Scott Cowie, MAusIMM
Tetra Tech Australia Pty. Ltd.